EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Unitholders
Western Gas Equity Holdings, LLC (as general partner of Western Gas Equity Partners, LP):

We consent to the incorporation by reference in the registration statements (No. 333-214447) on Form S-3 and (No. 333-186306) on Form S-8 of Western Gas Equity Partners, LP of our report dated December 17, 2018, with respect to the consolidated balance sheets of Anadarko Midstream Assets as of December 31, 2017 and 2016, and the related consolidated statements of operations, net investment by Anadarko, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), which report appears in the current report on Form 8-K of Western Gas Equity Partners, LP dated December 17, 2018.

/s/ KPMG LLP

Houston, Texas
December 17, 2018